

December 19, 2013

Via E-Mail
Mr. Brian S. Cooper
Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street Suite 1100
Oak Brook, IL 60523

> **Re:** **Federal Signal Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the quarter ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 001-06003**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 16

1. The Executive Summary section is intended to provide the key highlights of your results of operations to an investor. Although we do not expect you to repeat information already included in detail in Results of Operations or other MD&A sections, we believe you should mention any factors that positively or negatively contributed to results of operations, including a discussion of key performance indicators and non-financial performance measures that management uses to manage the business, in order to provide a fair and balanced overview without duplicating the details that are provided in other sections of MD&A. Please confirm your understanding of this matter and that your will revise future filings accordingly.

Results of Operations, page 17

2. We note selling, engineering, general and administrative expenses represent a material component of your income statement. In this regard, please revise future filings to discuss the fluctuations (or lack thereof) within selling, engineering, general and administrative line item separate from your discussion of operating income, as the reasons for the fluctuations are not always evident from your discussion within operating income. If the changes or fluctuations are attributed to more than one factor, please separately quantify each factor. These fluctuations should be discussed at both the consolidated and the segment levels within MD&A.

3. Furthermore, please tell us and expand your discussion within MD&A to discuss the significant components (e.g. rent, depreciation, salaries, etc..) that comprise cost of sales and selling, engineering, general and administrative line items pursuant to Item 303(A)(3)(i) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2013
Consolidated Statements of Operations, page 2

4. We note during the three months ended June 30, 2013 you recognized an income tax benefit of $101.4 million and you disclose in Note 4 on page 10 that based upon qualitative and quantitative analysis of current and expected domestic earnings, industry and market trends, and other contributing factors resulted in a more than likely conclusion of being able to realize a significant portion of your U.S. deferred tax assets. To that effect, your valuation allowance decreased by $102.4 million in the second quarter of 2013. We also note from your disclosure than you have been able to sustain positive earnings despite low demand for products and services that has occurred in many of our markets during the current and previous three years and that your earnings have become positive on a cumulative basis through this period. In this regard, please reconcile your conclusion with the statements made in your Form 10-K for the fiscal year ended December 31, 2012 where you disclose beginning in the fourth quarter of 2010, you had three years of cumulative domestic losses for continuing operations and in 2012 and 2011, you recorded additional valuation allowances of $9.4 million and $11.1 million, respectively, against your domestic deferred tax assets. You also indicate that having three years of cumulative losses limits your ability to look to future taxable income as a source for recovering our deferred tax assets. Please explain to us in detail the significant change in events that occurred subsequent to December 31, 2012 which allowed you to conclude in a relatively short timeframe that $102.4 million of deferred assets would be more than likely realizable. As part of your response, please provide us with your detailed analysis of the positive and negative evidence considered and the weight given to each, commensurate with the extent to which the evidence was objectively verifiable, in determining that the valuation allowance was no longer needed. We may have further comment upon receipt of your response.

Management's Discussion and Analysis, page 20
Financial Condition, Liquidity and Capital Resources, page 25

5. Reference is made to the performance measure debt to adjusted EBITDA ratio. We note from your disclosure that the company uses the ratio of total debt to adjusted EBITDA to measure long-term financial stability and you believe it is a meaningful metric to investors and other interested parties. We further note from footnote (b) you provide a reconciliation of adjusted EBITDA to income from continuing operations. Please note that the most directly comparable US GAAP measure for reconciling EBITDA is typically net income (loss) for operating performance measures and cash flows from operating activities for liquidity measures. As it appears that you use the metric as a liquidity measure, operating cash flows may be the most directly comparable US GAAP measure. Please revise or advise otherwise. Furthermore, your presentation of debt to adjusted EBITDA represents a non-GAAP financial measure for which you are required to provide the disclosures required by Item 10(e) of Regulation S-K, including the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief